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                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                               ----------------

                                SCHEDULE 14D-1

                            TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------
                                 TRACOR, INC.

                           (NAME OF SUBJECT COMPANY)

                               ----------------
                             GEC ACQUISITION CORP.
                               GEC INCORPORATED
                     THE GENERAL ELECTRIC COMPANY, P.L.C.
     (NOT AFFILIATED WITH THE U.S. BASED CORPORATION WITH A SIMILAR NAME)

                                   (BIDDERS)

                               ----------------
                    COMMON STOCK, PAR VALUE $.01 PER SHARE
    (INCLUDING THE ASSOCIATED SERIES A JUNIOR PARTICIPATING PREFERRED STOCK
                               PURCHASE RIGHTS)
                        (TITLE OF CLASS OF SECURITIES)

                                   892349200
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------
                              PATRICIA A. HOFFMAN
                               GEC INCORPORATED
                         C/O NI HOLDINGS INCORPORATED
                            5700 WEST TOUHY AVENUE
                                NILES, IL 60714
                                (847) 779-1900
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
           RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                               ----------------
                                   COPY TO:

                             PETER S. WILSON, ESQ.
                            CRAVATH, SWAINE & MOORE
                                WORLDWIDE PLAZA
                               825 EIGHTH AVENUE
                              NEW YORK, NY 10019
                                (212) 474-1767

                               ----------------
                           CALCULATION OF FILING FEE

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
TRANSACTION VALUATION*                                      AMOUNT OF FILING FEE
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
$1,145,336,600.............................................       $229,068
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
* For purposes of calculating amount of filing fee only. The amount assumes the purchase of 28,633,415 shares of Common Stock, par value $.01 per share, including the associated rights (the "Rights") to purchase Series A Junior Participating Preferred Stock pursuant to the Rights Agreement dated as of February 17, 1997 between the Company and Harris Trust and Savings Bank, as Rights Agent. Such number of shares represents all the shares of Common Stock (including the associated Right) outstanding as of April 6, 1998 plus the number of shares of Common Stock (including the associated Right) issuable upon the exercise of all outstanding options and warrants to purchase Common Stock (including the associated Right), in each case as represented by the Company.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount Previously Paid: None                                 Filing Party:
  Form or Registration No.: N/A                                N/A
                                                               Date Filed: N/A

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ITEM 1. SECURITY AND SUBJECT COMPANY

  (a) The name of the subject company is Tracor, Inc., a Delaware corporation (the "Company"), and the address of its principal executive offices is at 6500 Tracor Lane, Austin, TX 78725.

  (b) This Schedule 14D-1 relates to the offer by GEC Acquisition Corp. (the "Purchaser") to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of the Company, including the associated rights (the "Rights") to purchase Series A Junior Participating Preferred Stock pursuant to the Rights Agreement dated as of February 17, 1997 between the Company and Harris Trust and Savings Bank, as Rights Agent, at a price of $40.00 per Share (including the associated Right), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 27, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer"), copies which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. Unless the context otherwise requires, all references herein to Shares shall include the Rights. Information concerning the number of outstanding Shares is set forth in "Introduction" of the Offer to Purchase and is incorporated herein by reference.

  (c) Information concerning the principal markets in which the Shares are traded, and the high and low last sales prices of the Shares for each quarterly period during the past two years is set forth in Section 6 ("Price Range of the Shares; Dividends on the Shares") of the Offer to Purchase and is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND

  This Schedule 14D-1 is being filed by the Purchaser, a Delaware corporation and a wholly owned subsidiary of GEC Incorporated, a Delaware corporation ("Parent"), which is a wholly owned subsidiary of The General Electric Company, p.l.c., a public limited company organized under the laws of England and Wales ("GEC, p.l.c."). Information concerning the principal business and the address of the principal offices of the Purchaser, Parent and GEC, p.l.c. is set forth in Section 9 ("Certain Information Concerning the Purchaser, Parent and GEC, p.l.c.") of the Offer to Purchase and is incorporated herein by reference. This filing shall not be construed as an admission that GEC, p.l.c. is, for purposes of Regulation 14D under the Securities Exchange Act of 1934, as amended, a bidder on whose behalf this tender offer is being made. The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of the Purchaser, Parent and GEC, p.l.c. is set forth in
Schedule I to the Offer to Purchase and is incorporated herein by reference.

  During the last five years, none of the Purchaser, Parent or GEC, p.l.c, or, to the best knowledge of the Purchaser, Parent or GEC, p.l.c., any of their respective executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

  (a) The information set forth in Section 11 ("Contacts and Transactions with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer; The Merger Agreement; Other Agreements; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

  (b) The information set forth in Section 11 ("Contacts and Transactions with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer; The Merger Agreement; Other Agreements; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

  (a) and (b) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

  (c) Not applicable.

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ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

  (a)-(e) The information set forth in Section 12 ("Purpose of the Offer; The Merger Agreement; Other Agreements; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

  (f) and (g) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Stock Quotation; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

  (a) and (b) The information set forth in "Introduction", Section 9 ("Certain Information Concerning the Purchaser, Parent and GEC, p.l.c."), Section 11 ("Contacts and Transactions with the Company; Background of the Offer") and
Section 12 ("Purpose of the Offer; The Merger Agreement; Other Agreements; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

  The information set forth in "Introduction", Section 9 ("Certain Information Concerning the Purchaser, Parent and GEC, p.l.c."), Section 11 ("Contacts and Transactions with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer; The Merger Agreement; Other Agreements; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

  The information set forth in "Introduction" and in Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS

  Because the only consideration in the Offer and Merger (as defined in the Offer to Purchase) is cash, and in view of the amount of consideration payable in relation to the financial capability of GEC, p.l.c. and its affiliates, the Purchaser, Parent and GEC, p.l.c. believe the financial condition of GEC, p.l.c. and its affiliates is not material to a decision by a holder of Shares whether to sell, tender or hold Shares pursuant to the Offer.

ITEM 10. ADDITIONAL INFORMATION

  (a) The information set forth in Section 12 ("Purpose of the Offer; The Merger Agreement; Other Agreements; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

  (b) and (c) The information set forth in Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

  (d) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Stock Quotation; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

  (e) None.

  (f) The information set forth in the Offer to Purchase, the Letter of Transmittal, the Agreement and Plan of Merger dated as of April 21, 1998, among the Purchaser, Parent and the Company, and the Stockholder Agreement dated as of April 21, 1998, among the Purchaser, Parent and certain stockholders of the Company, copies of which are attached hereto as Exhibits
(a)(1), (a)(2), (c)(1) and (c)(2), respectively, is incorporated herein by reference.


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ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

    (a)(1) Offer to Purchase.
    (a)(2) Letter of Transmittal.
    (a)(3) Notice of Guaranteed Delivery.
    (a)(4) Letter to Brokers, Dealers, Banks, Trust Companies and Other
           Nominees.
    (a)(5) Letter to Clients for use by Brokers, Dealers, Banks, Trust
           Companies and Other Nominees.
    (a)(6) Guidelines for Certification of Taxpayer Identification Number on
           Substitute Form W-9.
    (a)(7) Form of Summary Advertisement dated April 27, 1998.
    (a)(8) Text of Press Release dated April 27, 1998, issued by GEC, p.l.c.
    (b)    The Euro 6,000,000,000 Syndicated Credit Facility dated March 25,
           1998, among GEC, p.l.c., HSBC Investment Bank PLC, as Agent, Marine
           Midland Bank, as US Swingline Agent, and certain other financial institutions.
    (c)(1) Agreement and Plan of Merger dated as of April 21, 1998, among the Purchaser, Parent and the Company.
    (c)(2) Stockholder Agreement dated as of April 21, 1998, among the
           Purchaser, Parent and certain stockholders of the Company.
    (c)(3) Confidentiality Agreement dated March 6, 1998, between GEC Marconi,
           N.A., Inc. and the Company.
    (c)(4) Letter dated April 21, 1998, from GEC, p.l.c. to the Company.
    (d)    None.
    (e)    Not applicable.
    (f)    None.

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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 27, 1998

                                          GEC ACQUISITION CORP.,

                                                    /s/ John Currier
                                          By __________________________________
                                             Name: John Currier
                                             Title: Secretary and Vice
                                             President

                                          GEC INCORPORATED,

                                                   /s/ Michael Lester
                                          By __________________________________
                                             Name: Michael Lester
                                             Title: Director

                                          THE GENERAL ELECTRIC COMPANY,
                                           P.L.C.,

                                                    /s/ Norman Porter
                                          By __________________________________
                                             Name: Norman Porter
                                             Title: Secretary

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                                 EXHIBIT INDEX

 EXHIBIT                                                                   PAGE
 NUMBER                           EXHIBIT NAME                            NUMBER
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
 (a)(1)  Offer to Purchase.............................................
 (a)(2)  Letter of Transmittal.........................................
 (a)(3)  Notice of Guaranteed Delivery.................................
 (a)(4)  Letter to Brokers, Dealers, Banks, Trust Companies and Other
         Nominees......................................................
 (a)(5)  Letter to Clients for use by Brokers, Dealers, Banks, Trust
         Companies and Other Nominees..................................
 (a)(6)  Guidelines for Certification of Taxpayer Identification Number
         on Substitute Form W-9........................................
 (a)(7)  Form of Summary Advertisement dated April 27, 1998............
 (a)(8)  Text of Press Release dated April 27, 1998, issued by GEC,
         p.l.c.........................................................
 (b)     The Euro 6,000,000,000 Syndicated Credit Facility dated March
         25, 1998, among GEC, p.l.c., HSBC Investment Bank PLC, as
         Agent, Marine Midland Bank, as US Swingline Agent, and certain other financial institutions..................................
 (c)(1)  Agreement and Plan of Merger dated as of April 21, 1998, among the Purchaser, Parent and the Company.........................
 (c)(2)  Stockholder Agreement dated as of April 21, 1998, among the
         Purchaser, Parent and certain stockholders of the Company.....
 (c)(3)  Confidentiality Agreement dated March 6, 1998, between GEC
         Marconi, N.A., Inc. and the Company...........................
 (c)(4)  Letter dated April 21, 1998, from GEC, p.l.c. to the Company..
 (d)     None..........................................................
 (e)     Not applicable................................................
 (f)     None..........................................................